UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number 001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 110, 375 Water Street Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Standard Lithium Announces Grant of Incentive Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)
Date:	April 11, 2023	By:	/s/ Robert Mintak
			Name:	Robert Mintak
			Title:	CEO and Director